Mail Stop 3561

July 18, 2007

Michael F. Rickert
Vice President, Chief Financial Officer and Treasurer
Discover Bank
12 Read's Way
New Castle, DE 19720

Re: Discover Card Master Trust I
       Form 10-K for the fiscal year ended November 30, 2006
       Filed February 15, 2007

Dear Mr. Rickert,

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Signatures

   1. We note that Michael F. Rickert has signed both the 10-K and the 302 certification filed as Exhibit 31.1. Both the Form 10-K and 302 certification should be signed by the same person in the same capacity. Please revise both signature blocks to clarify whether Mr. Rickert is signing either (a) as the senior officer in charge of the securitization on behalf of the depositor or (b) as the senior officer in charge of the servicing function of the master servicer. See General Instruction J(3) to Form 10-K and footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibits 33.1 - 33.3 - Reports on Assessment of Compliance with Servicing Criteria

2. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(1)(iii), (d)(1)(iv), (d)(2)(iii) and (d)(2)(vi) were deemed not applicable.

Form 10-D for the period ending September 30, 2006

Part II
General

3. We note that you have not provided disclosure regarding sales of securities pursuant to Part II, Item 3 of Form 10-D. Please revise to provide the disclosure required. If information has been previously reported, list the dates and file numbers of the reports so that investors may locate the information that has been previously reported.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Ellen Marks, Esq.
       Latham & Watkins
       via facsimile: 312/993-9767